Exhibit 99.1

WORK Medical Announces 1-for-100 Reverse Stock Split Effective June 18, 2026

Auckland, New Zealand, June 16, 2026 (GLOBE NEWSWIRE) -- WORK Medical Technology Group LTD (Nasdaq: WOK) (“WORK Medical” or the “Company”), a supplier of medical devices in China, today announced that it will effect a reverse stock split of its Class A ordinary shares of par value US$0.00001 each and Class B ordinary shares of par value US$0.00001 each at a ratio of 1-for-100, effective on June 18, 2026 (the “Reverse Stock Split”). The Company’s Class A ordinary shares are expected to begin trading on a post-consolidation basis at the open of the market session on June 18, 2026. Upon the market opening on June 18, 2026, the Company’s Class A ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “WOK” with the new CUSIP number G9767H133.

Prior to the Reverse Stock Split, 241,653,844 Class A ordinary shares were issued and outstanding. As a result of the Reverse Stock Split, every one hundred (100) shares (or part thereof) will be combined into one (1) share, with fractional shares rounded up to the next whole share, and approximately 2.42 million Class A ordinary shares will be issued and outstanding after the Reverse Stock Split. The Reverse Stock Split affects all shareholders uniformly and will not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares.

Upon the effectiveness of the Reverse Stock Split, shareholders holding shares through a bank, broker or other nominee will have their shares automatically adjusted to reflect the Reverse Stock Split. Beneficial holders may contact their bank, broker or nominee for more information. Please direct any questions to your broker or the Company’s transfer agent, VStock Transfer, LLC, by calling +1 212-828-8436.

About WORK Medical Technology Group LTD

WORK Medical Technology Group LTD, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, is a supplier of medical devices that develops and manufactures Class I and II medical devices and sells Class I and II disposable medical devices through operating subsidiaries in China. The Company has a diverse product portfolio comprising 23 products, including customized and multifunctional masks and other medical consumables. All the products have been sold in 34 provincial-level administrative regions in China, with 15 of them sold in more than 30 countries worldwide. The Company has received a number of quality-related manufacturing designations and has registered 17 products with the U.S. Food and Drug Administration allowing their products to enter the U.S. market. For more information, please visit the Company’s website: https://www.workmedtech.com/corporate.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words or similar expressions that are intended to identify forward-looking statements. Any such statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Any forward-looking statements in this press release are based on the Company’s current expectations, estimates and projections only as of the date of this release and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s annual report on Form 20-F and other documents filed by the Company with the U.S. Securities and Exchange Commission. The Company explicitly disclaims any obligation to update any forward-looking statements except to the extent required by law.

For more information, please contact:

WORK Medical Technology Group LTD

Investor Relations Department

Email: ir@workmedtech.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com